March 14, 2013

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Notice of disclosure filed in Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Dear Sirs:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that ABB Ltd has made disclosure pursuant to those provisions in its Annual Report on Form 20-F for the year ended December 31, 2012, which was filed with the Securities and Exchange Commission on March 14, 2013.

Respectfully submitted,

ABB Ltd

By:	/s/ ERIC ELZVIK	By:	/s/ RICHARD A. BROWN
Eric Elzvik		Richard A. Brown
Chief Financial Officer		Chief Counsel Corporate & Finance